Exhibit 99

News Release

Medgenics Reports Third Quarter Financial Results

Business Update Conference Call Scheduled for Tomorrow at 8:30 a.m. Eastern time

MISGAV, Israel and SAN FRANCISCO (November 7, 2013) – Medgenics, Inc. (NYSE MKT: MDGN and AIM: MEDU, MEDG) (the Company), the developer of a novel technology for the sustained production and delivery of therapeutic proteins in patients using their own tissue, today reported financial results for the three and nine months ended September 30, 2013 and the filing with the U.S. Securities and Exchange Commission (SEC) of the Company’s Quarterly Report on Form 10-Q. The Form 10-Q includes unaudited interim consolidated financial statements containing the information presented below, as well as additional information regarding the Company. The Form 10-Q is available at www.sec.gov and at www.medgenics.com.

Highlights of the third quarter and recent weeks include:

•	Appointed a new leadership team including President and CEO Michael Cola, formerly with Shire and Safeguard Scientifics; CFO John Leaman, formerly with Shire and McKinsey; and Global Head of R&D Garry Neil, formerly with Johnson & Johnson; also announced the retirement of founder and former CEO Andrew L. Pearlman, Ph.D.
•	Appointed biopharmaceutical industry veteran Wilbur H. (Bill) Gantz to the Company’s Board of Directors
•	Reported new, positive data on the Company’s second-generation viral vectors in a poster presentation at the European Society of Gene and Cell Therapy Congress

Management Commentary

“It was with great pleasure that the new executive team joined Medgenics in mid-September. We are excited to be building upon the Company’s strong scientific and technological foundation, and are refining new strategic initiatives to advance the clinical development program in carefully selected specialty and orphan indications,” stated Michael Cola, President and Chief Executive Officer of Medgenics. “Our Board of Directors, enhanced by the recent addition of Bill Gantz, is comprised of an impressive team of industry leaders. We are delighted to be working together to implement our shared vision for the future of Medgenics.”

“The Company achieved a significant milestone with the recent presentation of new, positive data on our second-generation viral vectors that optimize the Biopump platform through a number of enhancements to our protein expression technology and processing methods, as well as improvements in patient administration. In vitro and in vivo models of the second-generation viral vectors showed potential to substantially increase the duration and levels of the protein secretion of the Biopump along with enhanced surgical techniques. These advances can be clinically meaningful, particularly for patients on chronic protein therapy. Based on these results, we believe that all clinical programs, including the proposed EPODURE trial in the U.S., could benefit from the potentially improved performance from a second-generation vector. Our plan is to use Biopumps utilizing these vectors in clinical trials expected to commence in the first half of 2014,” commented Garry Neil, M.D., Global Head of R&D for Medgenics.

Third Quarter Financial Results

Gross research and development (R&D) expense for the third quarter of 2013 increased to $2.45 million from $1.89 million for same period in 2012. Net R&D expense for the third quarter of 2013 was $2.34 million compared with net R&D expense of $1.61 million for the prior-year third quarter. The increase in net R&D expense was due mainly to higher headcount and an increase in clinical activities.

General and administrative expense for the three months ended September 30, 2013 was $2.56 million, up from $1.47 million for the same period in 2012 primarily due to increases in general and administrative personnel, directors’ equity compensation and professional fees.

Financial expense for the quarter ended September 30, 2013 increased to $1.26 million from nil for the same period in 2012, mainly due to the change in valuation of the warrant liability.

Financial income for the quarter ended September 30, 2013 declined to $0.02 million from $0.06 million for the same period in 2012, primarily due to the change in valuation of the warrant liability.

For the third quarter of 2013 the Company reported a net loss of $6.14 million or $0.33 per share, compared with a net loss of $3.03 million or $0.25 per share for the third quarter of 2012.

Nine Month Financial Results

Gross R&D expense for the first nine months of 2013 increased to $6.56 million from $5.13 million for same period in 2012 due to an increase in R&D personnel and clinical activities. Net R&D expense for the first nine months of 2013 was $5.23 million compared with net R&D expense of $3.36 million for the first nine months of 2012. The increase in net R&D expense was due to a reduction in participation by the OCS, $1.33 million in the 2013 period versus $1.77 million in the 2012 period, and the increase in the gross R&D expense as explained above.

General and administrative expense for the nine months ended September 30, 2013 of $6.70 million increased from $5.60 million in the prior-year period primarily due to increases in general and administrative personnel, directors’ equity compensation and professional fees.

Financial expense for the nine months ended September 30, 2013 of $0.02 million decreased from $3.72 million for the same period in 2012, primarily due to the change in valuation of the warrant liability.

Financial income for the nine months ended September 30, 2013 increased by an insignificant amount compared to the same period in 2012.

For the nine months ended September 30, 2013, the Company reported a net loss of $11.92 million or $0.68 per share, compared with a net loss of $12.69 million or $1.20 per share in the comparable 2012 period.

The Company ended the third quarter of 2013 with cash and cash equivalents of $26.79 million, compared with $6.43 million as of December 31, 2012. The Company used $8.36 million in net cash to fund operating activities during the first nine months of 2013, compared with $5.87 million in the first nine months of 2012.

Conference Call

Medgenics management will host a Business Update conference call to discuss the Company’s progress and to answer questions tomorrow, Friday, November 8, 2013 beginning at 8:30 a.m. Eastern time. Shareholders and other interested parties may participate in the call by dialing 877-664-6134 (from within the U.S.) or 702-495-1913 (from outside the U.S.) or 1-809-457-877 (toll-free from Israel) and entering passcode 94707205. The call will also be broadcast live on the Company's website at www.medgenics.com.

A replay of the conference call will be accessible two hours after its completion through November 14, 2013, by dialing 855-859-2056 (domestic) or 404-537-3406 (international) and referencing conference ID number 94707205. The call will also be archived for 90 days on the Company's website at www.medgenics.com.

About Medgenics

Medgenics is developing and commercializing Biopump™, a proprietary tissue-based platform technology for the sustained production and delivery of therapeutic proteins using the patient's own tissue for the treatment of a range of chronic diseases including anemia, hepatitis, among others. For more information, please visit www.medgenics.com.

Forward-looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term is defined in the Private Securities Litigation Reform Act of 1995, which include all statements other than statements of historical fact, including (without limitation) those regarding the Company's financial position, its development and business strategy, its product candidates and the plans and objectives of management for future operations. The Company intends that such forward-looking statements be subject to the safe harbors created by such laws. Forward-looking statements are sometimes identified by their use of the terms and phrases such as "estimate," "project," "intend," "forecast," "anticipate," "plan," "planning, "expect," "believe," "will," "will likely," "should," "could," "would," "may" or the negative of such terms and other comparable terminology. All such forward-looking statements are based on current expectations and are subject to risks and uncertainties. Should any of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may differ materially from those included within these forward-looking statements. Accordingly, no undue reliance should be placed on these forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, the events described in the forward-looking statements contained in this release may not occur.

Contacts:

Medgenics, Inc.

John Leaman, CFO

john.leaman@medgenics.com

LHA

Anne Marie Fields, 212-838-3777

afields@lhai.com

@LHA_IR_PR

Abchurch Communications

Joanne Shears/Jamie Hooper

+44 207 398 7719

jamie.hooper@abchurch-group.com

Oriel Securities (NOMAD & Joint Broker)

Jonathan Senior/Giles Balleny

+44 207710 7617

SVS Securities plc (Joint Broker)

Alex Brearley

+44 207 638-5600

Tables to Follow

MEDGENICS, INC. AND ITS SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26,791	$6,431
Accounts receivable and prepaid expenses	1,009	539
Total current assets	27,800	6,970
LONG-TERM ASSETS:

Restricted lease deposit and prepaid expenses	46	62
Severance pay fund	93	283
PROPERTY AND EQUIPMENT, NET	381	352
	520	697
DEFERRED ISSUANCE EXPENSES	-	40
Total assets	$28,320	$7,707

LIABILITIES AND STOCKHOLDERS'
DEFICIT
CURRENT LIABILITIES:

Trade payables	$1,546	$877
Other accounts payable and accrued expenses	2,042	1,473
Total current liabilities	3,588	2,350
LONG-TERM LIABILITIES:

Accrued severance pay	873	1,492
Liability in respect of warrants	1,911	1,931
Convertible debentures	-	-
Total long-term liabilities	2,784	3,423

Total liabilities	6,372	5,773

STOCKHOLDERS' EQUITY:

Common stock-$0.0001 par value; 100,000,000 shares authorized; 18,481,308 and 12,307,808 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	2	1
Additional paid-in capital	98,443	66,509
Accumulated Deficit	(76,497)	(64,576)

Total stockholders' equity	21,948	1,934

Total liabilities and stockholders' equity	$28,320	$7,707

MEDGENICS, INC. AND ITS SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

					Period from
	Nine months ended September 30, 2013		Three months ended September 30, 2013		inception through September 30,
	2013	2012	2013	2012	2013

Research and development expenses	$6,556	$5,125	$2,452	$1,894	$44,185
Less - Participation by the Office of the Chief Scientist	(1,327)	(1,769)	(109)	(283)	(8,376)
U.S. Government Grant	-	-	0	-	(244)
Participation by third party	-	-	0	-	(1,067)
Research and development expenses, net	5,229	3,356	2,343	1,611	34,498
General and administrative expenses	6,695	5,603	2,561	1,470	40,290
Other income:
Excess amount of participation in research and development from third party	-	-	-	-	(2,904)
Operating loss	(11,924)	(8,959)	(4,904)	(3,081)	(71,884)
Financial expenses	(21)	(3721)	18	$-	(5,311)
Financial income	29	4	(1257)	$55	369
Loss before taxes on income	(11,916)	(12,676)	(6,143)	(3,026)	(76,826)
Taxes on income	5	9.000	0	1	100
Loss	$(11,921)	$(12,685)	$(6,143)	$(3,027)	$(76,926)
Basic and diluted loss per share	$(0.68)	$(1.20)	$(0.33)	$0.25
Weighted average number of Common stock used in computing basic loss per share	17,435,235	10,604,924	18,410,951	12,013,153
Weighted average number of Common stock used in computing diluted loss per share	17,468,255	10,604,924	18,410,951	12,013,153

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